Exhibit 99.1

NUCANA PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

		For the Three Months Ended March 31,
	Notes	2022	2021

		(in thousands, except per share data)
		£	£
Research and development expenses		(9,446)	(8,706)
Administrative expenses		(2,152)	(2,104)
Net foreign exchange gains (losses)		1,131	(677)

Operating loss		(10,467)	(11,487)
Finance income		31	24

Loss before tax		(10,436)	(11,463)
Income tax credit	3	2,033	1,702

Loss for the period		(8,403)	(9,761)

Basic and diluted loss per share	4	(0.16)	(0.19)

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the Three Months Ended March 31,
	2022	2021

	(in thousands)
	£	£
Loss for the period	(8,403)	(9,761)
Other comprehensive income (expense):
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	13	(3)

Other comprehensive income (expense) for the period	13	(3)

Total comprehensive loss for the period	(8,390)	(9,764)

Attributable to:
Equity holders of the Company	(8,390)	(9,764)

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT

		March 31, 2022	December 31, 2021

		(in thousands)
	Notes	£	£
Assets
Non-current assets
Intangible assets	5	2,505	2,410
Property, plant and equipment		727	851
Deferred tax asset	3	68	60
Other non-current assets	6	2,556	2,540

		5,856	5,861

Current assets
Prepayments, accrued income and other receivables		3,790	4,161
Current income tax receivable	3	9,215	7,188
Cash and cash equivalents	7	52,561	60,264

		65,566	71,613

Total assets		71,422	77,474

Equity and liabilities
Capital and reserves
Share capital and share premium	9	143,138	143,137
Other reserves		73,481	72,137
Accumulated deficit		(157,901)	(149,726)

Total equity attributable to equity holders of the Company		58,718	65,548

Non-current liabilities
Provisions		46	46
Lease liabilities		141	164

		187	210

Current liabilities
Trade payables		2,699	1,829
Payroll taxes and social security		714	170
Accrued expenditure		8,945	9,510
Lease liabilities		159	207

		12,517	11,716
Total liabilities		12,704	11,926

Total equity and liabilities		71,422	77,474

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	For the Three Months Ended March 31,
	Share capital	Share premium	Own share reserve	Share option reserve	Foreign currency translation reserve	Capital reserve	Accumulated deficit	Total equity attributable to equity holders

	(in thousands)
	£	£	£	£	£	£	£	£
Balance at January 1, 2021	2,047	140,890	(339)	24,782	(22)	42,466	(110,594)	99,230
Loss for the period	—	—	—	—	—	—	(9,761)	(9,761)
Other comprehensive expense for the period	—	—	—	—	(3)	—	—	(3)

Total comprehensive loss for the period	—	—	—	—	(3)	—	(9,761)	(9,764)
Share-based payments	—	—	—	1,795	—	—	—	1,795
Exercise of share options	39	159	—	(1,088)	—	—	1,088	198
Lapse of share options	—	—	—	(121)	—	—	121	—

Balance at March 31, 2021	2,086	141,049	(339)	25,368	(25)	42,466	(119,146)	91,459

Balance at January 1, 2022	2,087	141,050	(339)	30,027	(17)	42,466	(149,726)	65,548
Loss for the period	—	—	—	—	—	—	(8,403)	(8,403)
Other comprehensive income for the period	—	—	—	—	13	—	—	13

Total comprehensive loss for the period	—	—	—	—	13	—	(8,403)	(8,390)
Share-based payments	—	—	—	1,575	—	—	—	1,575
Exercise of share options	1	—	—	(118)	—	—	102	(15)
Lapse of share options	—	—	—	(126)	—	—	126	—

Balance at March 31, 2022	2,088	141,050	(339)	31,358	(4)	42,466	(157,901)	58,718

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Three Months Ended March 31,
	2022	2021

	(in thousands)
	£	£
Cash flows from operating activities
Loss for the period	(8,403)	(9,761)
Adjustments for:
Income tax credit	(2,033)	(1,702)
Amortization and depreciation	197	222
Finance income	(32)	(24)
Interest expense on lease liabilities	3	6
Share-based payments	1,575	1,795
Net foreign exchange (gains) losses	(1,149)	664

	(9,842)	(8,800)
Movements in working capital:
Decrease (increase) in prepayments, accrued income and other receivables	390	(191)
Increase in trade payables	870	1,285
Decrease in payroll taxes, social security and accrued expenditure	(38)	(368)

Movements in working capital	1,222	726

Cash used in operations	(8,620)	(8,074)

Net income tax received	—	—

Net cash used in operating activities	(8,620)	(8,074)

Cash flows from investing activities
Interest received	31	24
Payments for property, plant and equipment	—	(4)
Payments for intangible assets	(166)	(138)

Net cash used in investing activities	(135)	(118)

Cash flows from financing activities
Payments for lease liabilities	(75)	(74)
Proceeds from issue of share capital	1	198

Net cash (used in) from financing activities	(74)	124

Net decrease in cash and cash equivalents	(8,829)	(8,068)
Cash and cash equivalents at beginning of period	60,264	87,356

Effect of exchange rate changes on cash and cash equivalents	1,126	(663)

Cash and cash equivalents at end of period	52,561	78,625

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. General information

NuCana plc (“NuCana” or the “Company”) is a clinical-stage biopharmaceutical company developing a portfolio of new medicines to treat patients with cancer. NuCana is harnessing the power of phosphoramidate chemistry to generate new medicines called ProTides. These compounds have the potential to improve cancer treatment by enhancing the efficacy and safety of several current standards of care.

The Company has ordinary shares in the form of American Depositary Shares (“ADSs”) registered with the US Securities and Exchange Commission (the “SEC”) and has been listed on The Nasdaq Global Select Market (“Nasdaq”) since October 2, 2017. The Company is incorporated in England and Wales and domiciled in the United Kingdom. The Company’s registered office is located at 77/78 Cannon Street, London EC4N 6AF, United Kingdom and its principal place of business is located at 3 Lochside Way, Edinburgh, EH12 9DT, United Kingdom.

The Company has three wholly owned subsidiaries, NuCana, Inc., NuCana Limited and NuCana BioMed Trustee Company Limited (together referred to as the “Group”).

The financial information presented in these unaudited condensed consolidated financial statements does not constitute the Group’s statutory accounts within the meaning of section 434 of the U.K. Companies Act 2006.

The Group’s statutory accounts for the year ended December 31, 2021 have been reported on by the Company’s auditor, but not yet delivered to the Registrar of Companies. The report of the auditor was (i) unqualified and (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report.

2. Significant accounting policies

Basis of preparation

The unaudited condensed consolidated financial statements (the “financial statements”) for the three months ended March 31, 2022 have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”). The significant accounting policies and methods of computation applied in the preparation of the financial statements are consistent with those applied in the Company’s annual financial statements for the year ended December 31, 2021. No new standards, amendments or interpretations have had an impact on the financial statements for the three months ended March 31, 2022. The financial statements comprise the financial statements of the Group at March 31, 2022. The financial statements are presented in pounds sterling, which is also the Company’s functional currency. All values are rounded to the nearest thousand, except where otherwise indicated.

The financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2021.

In the opinion of management, these unaudited condensed consolidated financial statements include all normal recurring adjustments necessary for a fair statement of the results of operations, financial position and cash flows. The results of operations for the three months ended March 31, 2022 are not necessarily indicative of the results that can be expected for the Company’s fiscal year ending December 31, 2022.

Going concern

In common with many companies in the biopharmaceutical sector, the Company incurs significant expenditure in its early years as it researches and develops its potential products for market.

The Company’s board of directors, having reviewed the operating budgets and development plans, considers that the Company has adequate resources to continue in operation for the foreseeable future. The board of directors is therefore satisfied that it is appropriate to adopt the going concern basis of accounting in preparing the financial statements. The Company believes that its cash and cash equivalents of £52.6 million at March 31, 2022 will be sufficient to fund its current operating plan for at least the next 12 months. Further, following the announcement on March 2, 2022 that the Company’s Phase 3 clinical trial of Acelarin for patients with advanced biliary tract cancer was being discontinued, the directors have conducted an assessment on the going concern status of the Company and have concluded that it will have a positive impact on the cash outflows of the Company over the period assessed for going concern purposes.

As the Company continues to incur losses, the transition to profitability is dependent upon the successful development, approval and commercialization of its product candidates and achieving a level of revenues adequate to support its cost structure. The Company may never achieve profitability, and unless and until it does, it will continue to need to raise additional capital. There can be no assurances, however, that additional funding will be available on acceptable terms.

COVID-19

In response to the COVID-19 pandemic, the majority of the Company’s employees continue to work from home with limited attendance at the Company’s offices.

While the Company continues to evaluate the impact of COVID-19 on its operations, the Company believes that this pandemic will inevitably cause some delays to the timing of initiation and completion of its clinical trials. The Company is continuing to monitor the impact of COVID-19.

COVID-19 has had no impact on the judgements and estimates used in the preparation of these financial statements.

Judgements and estimates

The accounting estimates and judgements made by management in applying the Group’s accounting policies that have the most significant effect on the amounts included within these financial statements were the same as those that applied to the annual financial statements for the year ended December 31, 2021.

3. Income tax

	For the Three Months Ended March 31,
	2022	2021

	(in thousands)
	£	£
Current tax:
In respect of current period U.K.	2,027	1,706
In respect of current period U.S.	—	—

	2,027	1,706
Deferred tax:
In respect of current period U.S.	6	(4)
In respect of prior period U.S.	—	—

Income tax credit	2,033	1,702

The income tax credit recognized primarily represents the U.K. research and development tax credit. In the United Kingdom, the Company is able to surrender some of its losses for a cash rebate of up to 33.35% of expenditure related to eligible research and development projects.

	March 31, 2022	December 31, 2021

	(in thousands)
	£	£
Current income tax receivable
U.K. tax	9,212	7,185
U.S. tax	3	3

	9,215	7,188

Deferred tax asset
U.S. deferred tax asset	68	60

4. Basic and diluted loss per share

	For the Three Months Ended March 31,
	2022	2021

	(in thousands, except per share data)
	£	£
Loss for the period	(8,403)	(9,761)

Basic and diluted weighted average number of shares	52,183	51,649
Basic and diluted loss per share	(0.16)	(0.19)

Basic loss per share is calculated by dividing the loss for the period attributable to the equity holders of the Company by the weighted average number of shares outstanding during the period.

The potential shares issued through equity settled transactions were considered to be anti-dilutive as they would have decreased the loss per share and were therefore excluded from the calculation of diluted loss per share.

5. Intangible assets

Intangible assets comprise patents with a carrying value of £2.4 million as of March 31, 2022 (as of December 31, 2021: £2.3 million) and computer software with a carrying value of £0.1 million as of March 31, 2022 (as of December 31, 2021: £0.1 million).

During the three months ended March 31, 2022, the Company acquired intangible assets with a cost of £0.2 million in relation to patents.

6. Other non-current assets

	March 31, 2022	December 31, 2021

	(in thousands)
	£	£
Other non-current assets	2,556	2,540

During 2021, the Company initiated legal proceedings against Gilead Sciences Ireland UC and Gilead Sciences GmbH for patent infringement in Germany. The Company was requested by the court to provide the defendants with a security of €3.0 million (£2.6 million) to cover the legal costs of the defendants in the event that the Company is unsuccessful in the final outcome of the legal proceedings. Subsequently, the Company provided the security in accordance with the court order by depositing €3.0 million with the court.

The extent to which the sum deposited will be reimbursed to the Company is dependent on a range of potential outcomes, and the timing of those outcomes, with respect to the patent infringement litigation in Germany, which is currently indeterminable.

7. Cash and cash equivalents

	March 31, 2022	December 31, 2021

	(in thousands)
	£	£
Cash and cash equivalents	52,561	60,264

Cash and cash equivalents comprise cash at banks with deposit maturity terms of three months or less, which is subject to insignificant risk of changes in value. Cash at banks earns interest at fixed or variable rates based on the terms agreed for each account.

8. Share-based payments

The Company has six share-based payment plans for employees, directors and consultants. The share options granted will be settled in equity. Options granted under each of the six plans have a maximum life of 10 years. If the Company determines, and at its discretion, an arrangement may be made under the 2020 Long-Term Incentive Plan to substitute the right to acquire shares with a cash alternative of equivalent value.

As detailed in the table below, during the three months ended March 31, 2022, 1,115,925 share options were granted under the 2020 Long-Term Incentive Plan (three months ended March 31, 2021: 1,501,663 share options granted). Options granted under this plan will vest if the option holder remains under respective contract of employment or contract of service for the agreed vesting period. The share options granted in the period will vest over a period of up to four years.

The fair values of options granted were determined using the Black-Scholes model that takes into account factors specific to the share incentive plan such as the assumption that the options are exercised at a point in time of up to two years after vesting. This has been incorporated into the measurement by means of actuarial modelling. As NuCana plc was unlisted until October 2, 2017, it is not possible to derive historical volatility from the Company’s ADSs prior to October 2017. For options with an estimated life of greater than four years, the underlying expected volatility was determined by using the average of the historical volatility of similar listed entities as a proxy. Options granted with an estimated life of four years or less, have been valued using the Company’s own historical volatility rates.

	Options granted on
	March 9, 2022	March 9, 2022
Vesting dates	March 9, 2023	March 9, 2023
	March 9, 2024	March 9, 2024
	March 9, 2025	March 9, 2025
	March 9, 2026	March 9, 2026
Volatility	89.32%	95.70%
Dividend yield	0%	0%
Risk-free investment rate	1.36%	1.37%
Fair value of option at grant date	£0.37	£0.53
Fair value of share at grant date	£0.56	£0.56
Exercise price at date of grant	£0.56	£0.04
Lapse date	March 9, 2032	March 9, 2032
Expected option life (years)	4.50	3.50
Number of options granted	1,020,925	95,000

For the three months ended March 31, 2022, the Company recognized £1.6 million of share-based payment expense in the statement of operations (three months ended March 31, 2021: £1.8 million).

9. Share capital and share premium

	March 31, 2022	December 31, 2021

	(in thousands)
	£	£
Share capital	2,088	2,087
Share premium	141,050	141,050

	143,138	143,137

	March 31, 2022	December 31, 2021

	Number (in thousands)
Issued share capital comprises:
Ordinary shares of £0.04 each	52,196	52,180

	Number of shares	Share capital	Share premium

	(in thousands)
		£	£
Fully paid shares:
Balance at December 31, 2021	52,180	2,087	141,050
Issue of shares on exercise of options	16	1	—

Balance at March 31, 2022	52,196	2,088	141,050

10. Contingent liabilities

Under its U.K. share-based payment plan, the Company granted unapproved share options that have fully vested. If and when these share options are exercised, the Company will be liable for the Employer Class 1 National Insurance payable to HMRC in the United Kingdom. This contingent liability will be determined based on the market value of the shares on exercise less the exercise price paid by the option holders, at the prevailing rate of Employer National Insurance (13.8% at March 31, 2022). Based on the closing price of the Company’s ADSs on the Nasdaq Global Select Market on March 31, 2022, the last trading day of the period to which these financial statements relate, and assuming full exercise of all outstanding and vested unapproved share options on that date, the Employer National Insurance contingent liability would have been £0.2 million (December 31, 2021: £0.4 million).

As referenced in Note 6, during 2021 the Company provided a security of €3.0 million to cover the legal costs of Gilead Sciences Ireland UC and Gilead Sciences GmbH in the event that the Company is unsuccessful in the final outcome of the patent infringement litigation in Germany. Any cost reimbursement by the Company to the defendants is dependent on a range of potential outcomes, and the timing of those outcomes, with respect to the litigation, which are currently indeterminable. Therefore, no provision has been recognized with respect to these legal costs as the Company does not consider it probable that the litigation will be unsuccessful.